EXHIBIT 7.01

AGREEMENT OF JOINT FILING

The parties listed below agree that the Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 4, 2013

Morgan Stanley

By:	/s/ Christopher O’Dell
Name: Christopher O’Dell
Title: Authorized Signatory

Mr. You-Bin Leng

/s/ You-Bin Leng
Name: You-Bin Leng

Mr. Sheng-Hui Liu

/s/ Sheng-Hui Liu
Name: Sheng-Hui Liu

Mr. Hua Liu

/s/ Hua Liu
Name: Hua Liu